June 1, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Susan M. Atkins
Chief Financial Officer
Impreso, Inc.
652 Southwestern Boulevard
Coppell, Texas 80401

   RE:	Impreso, Inc. (the "Company")
	Form 10-K for the fiscal year ended August 31, 2004
	Filed December 14, 2004
	File No. 000-29883

Dear Ms. Atkins:

	We have reviewed your response letter dated April 20, 2005 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

	Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule
101(a)(3)
of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.












Form 10-K for the Fiscal Year Ended August 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies
Revenue Recognition, page15

1. We note your response to our prior comment no. 2 and revised disclosure regarding your policies on revenue recognition and allowance for doubtful accounts. You disclose that you assess the likelihood of collecting credit accounts prior to revenue recognition and are reasonably assured that a majority of sales are collectible due to your policies. In this regard please clarify whether this means circumstances exist in which you are not reasonably assured that revenue transactions are collectible prior to revenue recognition and if so, explain the facts and circumstances surrounding such arrangements and how your treatment complies with Staff Accounting Bulletin Topic 13. If circumstances do not exist, revise your disclosures in future filings to clarify this fact. Also, please revise your revenue recognition policies in future filings to clearly disclose how you comply with each of the four revenue recognition criteria outlined in Staff Accounting Bulletin Topic 13. Please provide us with your proposed disclosure.

Inventories, page 16

2. We note your response to our prior comment no. 3 and your revised
disclosure.  You state that your revenue recognition policy meets all
the conditions for revenue recognition pursuant to paragraph 6 of
SFAS No. 48.   We also note that your policy for both hard copy
imaging and bottled water products is to record reductions in revenue when products are returned. However, in accordance with the guidance outlined in paragraph 7 of SFAS No. 48 if sales revenue is recognized because the conditions of paragraph 6 of SFAS No. 48 are met, any costs or losses that may be expected in connection with any returns shall be accrued in accordance with SFAS. No. 5, Accounting for Contingencies. Sales revenue and costs of sales reported in the income statement shall be reduced to reflect estimated returns.
In
this regard, it appears you do not account for your product returns in accordance with GAAP as you recognize the reduction to revenue when the actual product is returned rather than estimating an accrual for the costs or losses that maybe expected in connection with any returns at the time of the sale. Please advise or revise your financial statements to account for product returns in accordance with SFAS Nos. 48 and 5. If the difference is not material to any one period (e.g., on a quarterly or annual basis) presented in your most recent Form 10-K, please revise future filings to specifically state this fact and supplementally provide us with your analysis supporting your statement. We may have further comment upon receipt of your response.


Financial Statements

Commissions and Rebates, page F-10

3. We note your response to our prior comment no. 12 providing the reasons for why you believe the classification of the costs associated advertising allowance as selling, general and administrative expense is appropriate. In accordance with EITF No.
01-9, it is presumed that cash consideration given by a vendor to a customer is a reduction of the selling price of the vendor`s products and services when recognized in the vendor`s income statement and that presumption is overcome and the consideration should be characterized as a costs incurred if, and to the extent that, both of the following conditions are met:

* Vendor receives, or will receive an identifiable benefit in exchange for the consideration. The benefit must be sufficiently separable from the recipient`s purchase of the vendor`s products;
and

* The fair value of the identified benefit can be reasonably estimated.

In this regard, supplementally provide us with evidence supporting your assertion that you received an identifiable benefit sufficiently separable from the primary transaction. Such evidence may include customer contracts that contain language which stipulates to your customers that they must use the advertising allowance to advertise your products and/or services and maintain documentation of such advertising. Also, supplementally tell us the accounting literature that supports your classification of commissions paid to outside sales representatives as costs of sales versus SG&A expense. In addition, tell us the amounts of such sales commissions for each period presented. We may have further comment upon receipt of your response.

Consolidated Statements of Operations, page F-5
Note 7.  TST`s Equipment Lease Agreements, page F-16

4. We note your response to our prior comment no. 14. Supplementally confirm and disclosure in future filings, that scheduled rent escalations associated with the leases on the two buildings in Fontana, California are recognized on a straight-line basis in accordance with FTB No. 85-3, if true. If you recognize scheduled rent escalations using another systematic and rational allocation basis that is more representative of the time pattern in which the leased property is physically employed, supplementally advise us of your rationale of this accounting treatment and revise future filings, as appropriate. Also, revise future filings to disclose the period covered by initial term of the lease for the Chambersburg, Pennsylvania plant.

* * * * *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jean Yu at (202) 551-3305 or Katherine Mathis at
(202) 551-3383 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3813 with any other questions.


								Sincerely,


								Linda Cvrkel
								Branch Chief
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Susan M. Atkins
Impreso, Inc.
June 1, 2005
Page 1